Exhibit 99.95

ImmunoPrecise to Present at the Virtual Gravitas Healthcare Investor Day

VICTORIA, BC, Sept. 28, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATF) (FSE: TQB2), a leader in full-service, therapeutic antibody discovery and development, today announced that Dr. Jennifer Bath, ImmunoPrecise’s Chief Executive Officer, will present an overview of the company at the Gravitas Healthcare Investor Day on Thursday, October 1st at 11:00 AM EST.

This year’s Gravitas Healthcare Investor Day will feature several leaders in healthcare and will be attended virtually by institutional and retail investors from North America and abroad. For additional details about the conference and Gravitas Securities Inc., please visit: www.gravitassecurities.com

Conference Details:

Event:	Gravitas Healthcare Investor Day (virtual)
Date:	Thursday, October 1st
Time:	9:00 AM – 5:30 PM EST
Registration:	Link

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

SOURCE ImmunoPrecise Antibodies Ltd.

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For further information: please contact Frederic Chabot, Phone: 1-438-863-7071, frederick@contactfinancial.com, Contact Financial Corp., Vancouver, B.C., Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:30e 28-SEP-20